UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 27, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 May 2022 entitled ‘NOTICE OF ANNUAL GENERAL MEETING’.

RNS Number : 1236N

Vodafone Group Plc

27 May 2022

27 May 2022

Notice of Annual General Meeting

Vodafone Group Plc (the “Company”) announces today that its 2022 Annual General Meeting (“AGM”) will be held on Tuesday, 26 July 2022 at 10.00 am at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN and live webcast over the internet.

In connection with this, the Notice of AGM and the Forms of Proxy have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism, in accordance with Listing Rule 9.6.1. The Notice of AGM is also available on the Company’s website at vodafone.com/agm.

Shareholders will be able to submit comments or questions for consideration by the Directors at the meeting. Questions can also be submitted to VodafoneAGMQuestions@equiniti.com by 6.30 pm on Friday, 22 July 2022.

If there needs to be any changes to the AGM, shareholders will be notified by way of announcement via the Regulatory News Service.

- ends –

For more information, please contact:
Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 27, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary